FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	An announcement on 2010 third quarterly report of Huaneng Power Inc. (the “Registrant”); and

2.	An announcement on revision to the existing caps of certain continuing connected transactions of the Registrant;

Each made by the Registrant on October 20, 2010.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

THIRD QUARTERLY REPORT OF 2010

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the "Company") is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards ("PRC GAAP").

This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

	1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of accounting function) and Mr. Huang Lixin (person in charge of the Financial Department) warrant the truthfulness and completeness of the content of the third quarterly report of 2010.

	1.4	This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	COMPANY PROFILE

	2.1	Major financial information and financial indicators (PRC GAAP) (unaudited)

(Amounts: In Rmb Yuan)

	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	209,930,796,654	193,997,126,854	8.21
Owners’ equity (Shareholders’ equity)	41,338,540,293	41,015,519,318	0.79
Net assets per share attributable to shareholders of the listed company	3.43	3.40	0.88

	From the beginning of the year to the end of current reporting period (For the nine months ended 30 September)	Variance from equivalent period of last year
		(%)

Net cash inflow from operating activities	15,072,435,242	32.61
Net cash inflow from operating activities per share	1.25	32.98

	Current reporting period (For the third quarter ended 30 September)	From the beginning of the year to the end of current reporting period (For the nine months ended 30 September)	Variance from equivalent period of last year
			(%)

Net profit attributable to shareholders of the listed company	1,120,330,761	3,146,294,484	-48.30
Basic earnings per share	0.09	0.26	-50.00
Basic earnings per share after deducting non-recurring items	0.09	0.24	-50.00
Diluted earnings per share	0.09	0.26	-50.00
Return on net assets (weighted average) (%)	2.76	7.58	Decreased by 2.58 percentage point
Return on net assets after deducting non-recurring items (weighted average) (%)	2.59	7.06	Decreased by 2.77 percentage point

Deducting non-recurring items and amounts

Non-recurring items	Total amount from the beginning of the year to the end of current reporting period (For the nine months ended 30 September)
(Rmb Yuan)

Gains from disposal of non-current assets	63,386,473
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	297,054,404
Gains on the changes in fair value from held-for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for-sale financial assets	5,742,688
Reversal of provision for doubtful accounts receivable individually tested for impairments	823,865
Other non-operating income and expenses excluding the above items	-26,522,456
Tax impact of non-recurring items	-54,260,445
Impact of minority interests, net of tax	-71,254,188

Total	214,970,341

Note 1:	All financial information and indicators relating to equity and profit described above are attributable to the ordinary shareholders of the Company.

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 149,388 (including 148,473 holders of A shares, 772 holders of H shares and 143 holders of ADR).

Ten largest holders of shares in circulation without any selling restrictions

Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares

Hebei Construction & Investment Group Co., Ltd.	603,000,000	A shares
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	A shares
Fujian Investment Enterprise Holdings Company	374,466,667	A shares
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	A shares
Dalian Municipal Construction Investment Company Limited	301,500,000	A shares
Nantong Investment Management Limited Company	92,188,035	A shares
Minxin Group Limited Company	72,000,000	A shares
Newgate Capital Management, LLC	32,347,040	H shares
Invesco Powershares Capital Management, LLC	25,339,800	H shares
Nanjing Municipal Investment Company	22,620,000	A shares

3	SIGNIFICANT EVENTS

	3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

Ö	Applicable	Not Applicable

	30 September 2010	31 December 2009	Variance	%

Bank balances and cash	8,929,278,583	5,452,049,814	3,477,228,769	63.78
Derivative financial assets	68,378,026	141,885,707	-73,507,681	-51.81
Notes receivable	528,681,268	351,630,301	177,050,967	50.35
Other receivables	3,399,312,395	1,183,405,939	2,215,906,456	187.25
Current portion of non-current assets	76,775,601	19,547,650	57,227,951	292.76
Other current assets	57,234,026	46,123,151	11,110,875	24.09
Non-current portion of derivative financial assets	6,958,402	44,863,269	-37,904,867	-84.49
Other non-current assets	606,120,979	232,537,231	373,583,748	160.66
Short-term loans	37,221,651,996	24,729,816,119	12,491,835,877	50.51
Derivative financial liabilities	116,394,151	13,403,141	102,991,010	768.41
Notes payable	133,683,818	71,475,000	62,208,818	87.04
Advance from customers	47,458,698	102,728,785	-55,270,087	-53.80
Dividends payable	106,356,407	20,733,907	85,622,500	412.96
Current portion of non-current liabilities	7,529,501,922	9,250,248,143	-1,720,746,221	-18.60
Non-current portion of derivative financial liabilities	324,609,406	849,636	323,759,770	38,105.70

	For the nine months ended 30 September 2010	For the nine months ended 30 September 2009	Variance	%

Operating revenue	76,791,599,299	56,677,500,280	20,114,099,019	35.49
Operating cost	67,922,181,450	47,704,098,180	-20,218,083,270	42.38
Selling expenses	2,508,715	1,269,467	-1,239,248	97.62
Assets impairment loss (Reversals are presented as"-".)	-1,416,001	-3,112,522	-1,696,521	-54.51
Gain/(Loss) from fair value changes	16,041,240	-60,561,630	76,602,870	-126.49
Non-operating income	369,653,258	169,914,820	199,738,438	117.55
Income tax expense	813,064,452	439,572,637	-373,491,815	84.97

(1)	Reasons of fluctuations on Balance Sheet’s Accounts

	1)	Bank balances and cash as at the end of period increased compared with the beginning of the period, mainly due to the expansion of the Company’s operation.

2)
The derivative financial assets (including non-current portion) decreased significantly as at the end of the period compared with the beginning of the period, mainly due to the decrease in the fair value of the fuel hedging instruments as a result of the lower fuel price.

	3)	Notes receivable as at the end of period increased compared with the beginning of the period, mainly due to the expansion of the Company’s operation.

	4)	Other receivables as at the end of the period increased compared with the beginning of the period, mainly due to prepayments for investment.

	5)	Current portion of non-current assets as at the end of the period increased compared with the beginning of the period, mainly due to the increase in the current portion of finance lease assets.

	6)	Other current assets as at the end of the period increased compared with the beginning of the period, mainly due to the residual balance of insurance fee to be amortized.

	7)	Other non-current assets as at the end of the period increased compared with the beginning of the period, mainly due to the expansion of the Company’s operation.

	8)	The short-term loans as at the end of the period increased compared with the beginning of the period, mainly due to the expansion of the Company’s operation.

9)
Derivative financial liabilities (including non-current portion) as at the end of the period increased compared with the beginning of the period, mainly due to the fair value changes of interest rate swap contracts.

	10)	Notes payable as at the end of the period increased compared with the beginning of the period, mainly due to the expansion of the Company’s operation.

	11)	Advance from customers as the end of the period decreases compared with the beginning of the period, mainly due to the recognition of the advance received for heating and coal trading as sale revenue.

	12)	Dividends payable at the end of the period increased compared with the beginning of the period, mainly due to the unpaid dividends of subsidiaries.

	13)	Current portion of non-current liabilities as at the end of the period decreased compared with the beginning of the period, mainly due to the decrease of the current portion of long-term loans.

(2)	Reasons of fluctuations Income Statements’ Accounts

	1)	The operating revenue for the reporting period increased compared with the same period of last year, mainly due to the expansion of the Company’s operation and the increase of power generated.

2)
The operating cost for the reporting period increased compared with the same period of last year, mainly due to the increase of fuel price, the expansion of the Company’s operation and the increase of power generated.

3)	The selling expenses for the reporting period increased compared with the same period of last year, mainly due to the increase of sales transactions of the subsidiaries.

4)
The reversal of assets impairment loss for the reporting period decreased compared with the same period of last year, mainly due to less recovery of bad debts and reversal of provision for doubtful accounts on receivables.

5)	The gain/(loss) from fair value changes for the reporting period increased compared with the same period of last year, mainly due to the fair value changes of hedging instruments of the subsidiaries.

6)
The non-operating income for the period increased compared with the same period of last year, mainly due to increase of amortization on the VAT refund for domestically procured equipments and government subsidies on environment protection.

7)
The income tax for the reporting period increased compared with the same period of last year, due to utilization of unrealized deductible tax losses of prior year in 2009, which resulted in lower taxable income in the same period of last year.

3.2	The progress on significant events and their impact as well as the analysis and explanations for their solutions

Ö	Applicable	Not Applicable

(1)
The State-owned Assets Supervision and Administration Commission of the State Council has recently approved the transfer of equity interests held by Shandong Electric Power Corporation and Shandong Luneng Development Group Company Limited, respectively, in nine state-owned enterprises including, among others, Shandong Zhanhua Co-generation Limited Company, to the Company by way of agreement. For details of the acquisition, please refer to the acquisition announcement published by the Company on the Shanghai Stock Exchange, the China Securities Journal and the Shanghai Securities News on 4 January 2010. Currently, the completion procedures and the changes to the industrial and commercial registration particulars are still processing.

(2)
On 10 September 2010, the Revised Proposal Regarding the New A Share Issue and the New H Share Issue of the Company were approved successively in each of the 2010 Second Extraordinary General Meeting, the 2010 Second Class Meeting of Holders of A Shares and the 2010 Second Class Meeting of Holders of H Shares. For details, please refer to the announcement published on the Shanghai Stock Exchange, the China Securities Journal and the Shanghai Securities News on 13 September 2010.

The implementation of the resolutions regarding the non-public issue of A Shares and H Shares has to be approved by the China Securities Regulatory Commission, and in such form as ultimately approved by the China Securities Regulatory Commission. According to the provisions of the applicable laws, this issue still requires the approvals on matters relevant to the issue from other competent government authorities.

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

Ö	Applicable	Not Applicable

China Huaneng Group and Huaneng International Power Development Corporation undertook not to trade their shares in the Company which are subject to non-disposal restriction on the market within 60 months starting from 19 April 2006. Since the implementation on 19 April 2006, China Securities Depository and Clearing Corporation Limited (Shanghai branch) has been entrusted to hold such shares for the lock-up arrangement.

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

Applicable	Ö	Not Applicable

3.5	Implementation status regarding the policy of the cash dividend bonus issue during the reporting period

The Company convened a shareholders’ meeting on 22 June 2010 and passed the Profit Distribution Plan of the Company for 2009. Based on the total shares of the Company in issue, the Company would pay a cash dividend of RMB2.1 (inclusive of tax) per every 10 ordinary shares to its shareholders. Total cash dividends paid in aggregate amounted to RMB2,528,049,674. As at 30 September 2010, the above-mentioned cash dividends were paid in full.

By Order of the Board
Huaneng Power International, Inc.
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
20 October 2010

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS
(PRC GAAP)
AS AT 30 SEPTEMBER 2010

Amounts: In Rmb Yuan

	30 September 2010	31 December 2009	30 September 2010	31 December 2009
	Consolidated	Consolidated	The Company	The Company

ASSETS
CURRENT ASSETS
Bank balances and cash	8,929,278,583	5,452,049,814	2,564,225,194	1,461,569,493
Derivative financial assets	68,378,026	141,885,707	—	—
Notes receivable	528,681,268	351,630,301	105,373,477	41,816,000
Accounts receivable	10,200,229,046	9,691,272,481	5,602,576,010	5,231,868,409
Advances to suppliers	1,002,729,163	1,024,217,112	987,424,796	898,157,690
Interest receivable	805,871	707,768	11,521,124	14,393,786
Dividend receivable	—	—	173,249,891	58,600,861
Other receivables	3,399,312,395	1,183,405,939	4,100,330,065	1,087,555,177
Inventories	4,411,035,938	4,083,985,593	2,130,696,508	1,699,440,182
Current portion of non-current assets	76,775,601	19,547,650	—	—
Other current assets	57,234,026	46,123,151	8,661,202,742	7,931,343,151

Total current assets	28,674,459,917	21,994,825,516	24,336,599,807	18,424,744,749

NON-CURRENT ASSETS
Available-for-sale financial assets	1,972,907,685	2,293,998,840	1,972,907,685	2,293,998,840
Derivative financial assets	6,958,402	44,863,269	—	39,585,882
Long-term equity investments	10,230,791,255	9,550,498,199	32,537,683,753	29,990,652,656
Fixed assets	118,670,382,008	108,768,695,177	59,592,473,375	58,120,774,578
Construction-in-progress	23,403,907,896	23,636,990,139	5,840,853,226	5,974,997,478
Construction materials	6,828,835,236	8,764,873,990	1,885,882,848	3,405,535,273
Intangible assets	7,216,478,509	7,085,887,464	1,716,477,590	1,737,823,371
Goodwill	11,405,900,324	10,912,159,288	1,528,308	1,528,308
Long-term deferred expenses	158,228,499	164,133,436	11,718,157	12,792,579
Deferred income tax assets	755,825,944	547,664,305	469,595,655	272,566,233
Other non-current assets	606,120,979	232,537,231	10,395,000,000	10,395,000,000

Total non-current assets	181,256,336,737	172,002,301,338	114,424,120,597	112,245,255,198

TOTAL ASSETS	209,930,796,654	193,997,126,854	138,760,720,404	130,669,999,947

	30 September 2010	31 December 2009	30 September 2010	31 December 2009
	Consolidated	Consolidated	The Company	The Company

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	37,221,651,996	24,729,816,119	27,174,980,138	17,638,361,762
Derivative financial liabilities	116,394,151	13,403,141	—	—
Notes payable	133,683,818	71,475,000	71,475,000	71,475,000
Accounts payable	4,712,680,682	4,314,985,860	2,381,252,514	2,091,342,954
Advance from customers	47,458,698	102,728,785	2,375,595	45,452,777
Salary and welfare payables	273,473,068	290,527,379	131,523,211	130,388,810
Taxes payables	(1,465,411,109)	(1,544,137,768)	(412,130,563)	(613,098,027)
Interest payables	548,714,807	490,239,080	476,353,635	342,698,089
Dividends payable	106,356,407	20,733,907	—	—
Other payables	11,580,611,593	8,374,609,135	3,920,616,036	4,605,533,250
Current portion of non-current liabilities	7,529,501,922	9,250,248,143	3,526,716,086	7,073,302,033
Other current liabilities	10,589,791,374	10,442,145,076	10,388,803,803	10,379,065,434

Total current liabilities	71,394,907,407	56,556,773,857	47,661,965,455	41,764,522,082

NON-CURRENT LIABILITIES
Long-term loans	71,647,386,445	71,266,754,880	35,107,206,555	32,518,894,102
Derivative financial liabilities	324,609,406	849,636	181,247,037	—
Bonds payable	13,823,299,832	13,800,114,589	13,823,299,832	13,800,114,589
Long-term payable	17,220,156	23,858,743	—	—
Specific payables	1,766,566	—	1,766,566	—
Deferred income tax liabilities	1,410,295,435	1,386,493,492	—	—
Other non-current liabilities	2,191,761,783	2,245,400,134	2,067,949,404	2,117,300,914

Total non-current liabilities	89,416,339,623	88,723,471,474	51,181,469,394	48,436,309,605

TOTAL LIABILITIES	160,811,247,030	145,280,245,331	98,843,434,849	90,200,831,687

SHAREHOLDERS’ EQUITY
Share capital	12,055,383,440	12,055,383,440	12,055,383,440	12,055,383,440
Capital surplus	8,644,569,493	9,349,129,414	6,942,286,972	7,376,680,693
Special reserves	27,702,354	—	27,702,354	—
Surplus reserves	6,650,444,719	6,142,345,063	6,650,444,719	6,142,345,063
Undistributed profits	13,940,867,588	13,830,728,702	14,241,468,070	14,894,759,064
Currency translation difference	19,572,699	(362,067,301)	—	—

Shareholder’s equity attributable to shareholders of the Company	41,338,540,293	41,015,519,318	39,917,285,555	40,469,168,260
Minority interests	7,781,009,331	7,701,362,205	—	—

Total shareholders’ equity	49,119,549,624	48,716,881,523	39,917,285,555	40,469,168,260

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	209,930,796,654	193,997,126,854	138,760,720,404	130,669,999,947

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS (PRC GAAP)
FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2010

Amounts: In Rmb Yuan

				For the three months ended 30 September 2010	For the three months ended 30 September 2009	For the three months ended 30 September 2010	For the three months ended 30 September 2009
				Consolidated	Consolidated	The Company	The Company

1.	Operating revenue			27,937,740,754	21,082,046,549	14,669,334,513	11,695,706,620
	Less:	Operating cost		(24,635,215,464)	(17,075,572,557)	(12,756,810,302)	(9,052,811,331)
		Tax and levies on operations		(31,027,967)	(39,885,422)	(7,884,377)	(15,724,821)
		Selling expenses		(794,755)	(673,113)	—	—
		General and administrative expenses		(670,208,471)	(559,258,080)	(437,840,039)	(401,230,665)
		Financial expenses,net		(1,433,923,991)	(1,066,180,330)	(662,655,705)	(635,319,695)
		(Loss)/Reversal of assets impairment		(266,634)	15,010	—	251,808
		Gain/(Loss) from fair value changes		3,901,362	(28,063,676)	—	—
	Add:	Investment income		176,948,349	268,102,360	230,306,484	267,766,285
		Including:	share of profit of associates	178,685,744	231,039,512	178,363,384	230,703,437

2.	Operating profit			1,347,153,183	2,580,530,741	1,034,450,574	1,858,638,201
	Add:	Non-operating income		144,296,784	77,091,721	38,623,307	43,811,702
	Less:	Non-operating expenses		(14,762,389)	(30,717,423)	(5,463,156)	(20,988,748)
		Including:	loss on disposals of non-current assets	(20,201)	(564,967)	(2,204)	(564,967)

3.	Profit before taxation		1,476,687,578	2,626,905,039	1,067,610,725	1,881,461,155
	Less:	Income tax expense	(355,599,812)	(349,728,528)	(163,869,750)	(161,841,230)

4.	Net profit		1,121,087,766	2,277,176,511	903,740,975	1,719,619,925

	Including:	Net loss generated by acquiree before business combination under common control	—	(48,223,441)	——	——
	Attributable to:
	Shareholders of the Company		1,120,330,761	2,166,825,242	903,740,975	1,719,619,925
	Minority interests		757,005	110,351,269	——	——

5.	Earnings per share (based on the net profit attributable to shareholders of the Company)
	— Basic earnings per share		0.09	0.18
	— Diluted earnings per share		0.09	0.18

6.	Other comprehensive income/(loss)		282,020,447	(64,363,632)	(137,020,761)	(53,752,560)

7.	Total comprehensive income		1,403,108,213	2,212,812,879	766,720,214	1,665,867,365

	Attributable to
	— Shareholders of the Company		1,399,462,968	2,101,685,173	766,720,214	1,665,867,365
	— Minority interests		3,645,245	111,127,706	——	——

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2010

Amounts: In Rmb Yuan

				For the nine months ended 30 September 2010	For the nine months ended 30 September 2009	For the nine months ended 30 September 2010	For the nine months ended 30 September 2009
				Consolidated	Consolidated	The Company	The Company

1.	Operating revenue			76,791,599,299	56,677,500,280	39,440,964,197	30,885,309,542
	Less:	Operating cost		(67,922,181,450)	(47,704,098,180)	(34,649,594,886)	(25,295,836,267)
		Tax and levies on operations		(93,014,420)	(130,194,628)	(27,750,425)	(32,207,285)
		Selling expenses		(2,508,715)	(1,269,467)	—	—
		General and administrative expenses		(1,949,681,477)	(1,514,158,559)	(1,257,365,232)	(1,026,615,990)
		Financial expenses,net		(3,716,512,304)	(3,379,113,903)	(1,953,455,700)	(1,894,448,177)
		Reversal of assets impairment		1,416,001	3,112,522	49,942	274,335
		Gain/(Loss) from fair value changes		16,041,240	(60,561,630)	—	—
	Add:	Investment income		602,732,014	662,223,762	988,607,562	788,448,267
		Including:	share of profit of associates	549,452,781	625,160,914	548,402,846	624,415,719

2.	Operating profit			3,727,890,188	4,553,440,197	2,541,455,458	3,424,924,425
	Add:	Non-operating income		369,653,258	169,914,820	148,652,064	131,349,307
	Less:	Non-operating expenses		(35,734,837)	(42,018,837)	(22,886,615)	(29,245,439)
		Including:	loss on disposals of non-current assets	(801,574)	(1,325,091)	(162,838)	(570,641)

3.	Profit before taxation		4,061,808,609	4,681,336,180	2,667,220,907	3,527,028,293
	Less:	Income tax expense	(813,064,452)	(439,572,637)	(284,356,303)	(36,595,392)

4.	Net profit		3,248,744,157	4,241,763,543	2,382,864,604	3,490,432,901

	Including:	Net loss generated by acquiree before business combination under common control	—-	(12,601,557)	——	——
	Attributable to:
	Shareholders of the Company		3,146,294,484	4,130,611,622	2,382,864,604	3,490,432,901
	Minority interests		102,449,673	111,151,921	——	——

5.	Earnings per share (based on the net profit attributable to shareholders of the Company)
	— Basic earnings per share		0.26	0.34
	— Diluted earnings per share		0.26	0.34

6.	Other comprehensive (loss)/income		(320,274,988)	1,354,026,151	(434,393,721)	780,822,170

7.	Total comprehensive income		2,928,469,169	5,595,789,694	1,948,470,883	4,271,255,071

	Attributable to
	— Shareholders of the Company		2,823,374,563	5,484,147,717	1,948,470,883	4,271,255,071
	— Minority interests		105,094,606	111,641,977	——	——

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS (PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2010

Amounts: In Rmb Yuan

		For the nine months ended 30 September 2010	For the nine months ended 30 September 2009	For the nine months ended 30 September 2010	For the nine months ended 30 September 2009
Items		Consolidated	Consolidated	The Company	The Company

1.	Cash flows generated from operating activities
	Cash received from sales of goods and services rendered	83,924,624,604	62,847,131,066	45,152,794,784	35,165,834,560
	Cash received from the return of taxes and fees	6,164,239	—	—	—
	Other cash received relating to operating activities	466,794,376	165,124,976	189,821,591	39,254,573

	Sub-total of cash inflows of operating activities	84,397,583,219	63,012,256,042	45,342,616,375	35,205,089,133

	Cash paid for goods and services received	(62,179,391,344)	(43,560,559,816)	(34,238,193,536)	(23,725,864,133)
	Cash paid to and on behalf of employees	(2,969,958,586)	(2,595,503,252)	(1,724,278,470)	(1,636,746,540)
	Payments of all types of taxes	(3,490,274,103)	(4,966,719,048)	(1,983,176,421)	(2,962,554,140)
	Other cash paid relating to operating activities	(685,523,944)	(523,774,347)	(379,525,873)	(289,256,443)

	Sub-total of cash outflows of operating activities	(69,325,147,977)	(51,646,556,463)	(38,325,174,300)	(28,614,421,256)

	Net cash flows generated from operating activities	15,072,435,242	11,365,699,579	7,017,442,075	6,590,667,877

2.	Cash flows generated from investing activities
	Cash received on investment income	196,031,998	273,153,765	1,105,244,506	627,536,311
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	78,435,452	15,277,233	19,298,737	15,981,394
	Other cash received relating to investing activities	24,372,401	8,820,847	—	—

	Sub-total of cash inflows of investing activities	298,839,851	297,251,845	1,124,543,243	643,517,705

	Cash paid to acquire fixed assets, intangible assets and other long-term assets	(13,405,751,221)	(16,453,450,999)	(5,566,289,552)	(5,256,858,609)
	Cash paid for investments	(2,266,524,400)	(2,795,020,000)	(4,844,852,375)	(17,905,755,765)

	Sub-total of cash outflows of investing activities	(15,672,275,621)	(19,248,470,999)	(10,411,141,927)	(23,162,614,374)

	Net cash flows used in investing activities	(15,373,435,770)	(18,951,219,154)	(9,286,598,684)	(22,519,096,669)

3.	Cash flows generated from financing activities
	Cash received from investments	223,596,000	200,000,000	—	—
	Including: cash received from minority shareholders of subsidiaries	223,596,000	200,000,000	—	—
	Cash received from borrowings	62,829,372,835	63,139,495,034	44,089,578,515	39,890,000,000
	Cash received from issuing long-term bonds and short-term bonds	9,959,700,000	13,899,850,000	9,959,700,000	13,899,850,000
	Other cash received relating to financing activities	12,077,751	365,309,406	8,037,753	349,410,045

	Sub-total of cash inflows of financing activities	73,024,746,586	77,604,654,440	54,057,316,268	54,139,260,045

	Repayments of borrowings	(62,214,945,854)	(64,190,823,410)	(45,369,993,195)	(34,671,877,633)
	Repayments for dividends, profit appropriation or interest expense payments	(7,051,119,182)	(5,506,803,056)	(5,252,726,598)	(3,336,291,953)
	Including: dividends, profit paid to minority shareholders of subsidiaries	(163,420,980)	(209,788,850)	—	—
	Other cash paid relating to financing activities	(85,128,794)	(283,349,119)	(62,847,398)	(27,876,719)

	Sub-total of cash outflows of financing activities	(69,351,193,830)	(69,980,975,585)	(50,685,567,191)	(38,036,046,305)

	Net cash flows generated from financing activities	3,673,552,756	7,623,678,855	3,371,749,077	16,103,213,740

4.	Effect of foreign exchange rate changes on cash	117,623,353	29,598,958	399,267	6,728,745

5.	Net increase in cash	3,490,175,581	67,758,238	1,102,991,735	181,513,693
	Add: cash at beginning of the period	5,226,981,648	6,029,251,474	1,276,282,336	1,525,591,653

6.	Cash at end of the period	8,717,157,229	6,097,009,712	2,379,274,071	1,707,105,346

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

REVISION TO THE EXISTING CAPS OF CERTAIN
CONTINUING CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated 21 October 2009. As mentioned in the announcement, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, and Yangliuqing Co-generation Power Plant, a non wholly-owned subsidiary of the Company, entered into the Heat Sale Framework Agreement with Tianjin Jin’an. The term of each of the framework agreements is from 1 January 2010 to 31 December 2010. The continuing connected transactions contemplated under the Huaneng Group Framework Agreement included (amongst other things) the following transactions: (1) purchase of ancillary equipment and parts; (2) leasing of facilities, land and office spaces; and (3) purchase of technical services and engineering contracting services. The continuing connected transactions contemplated under the Heat Sale Framework Agreement included heat supply by Yangliuqing Co-generation Power Plant to Tianjin Jin’an.

The Directors have been closely monitoring the continuing connected transactions of the Company. Following the continuing development and the expansion of the business scale of the Company, and according to the internal estimate of the continuing connected transactions based on the future needs and operating conditions, it comes to the attention of the Directors that the annual cap for each of the continuing connected transactions mentioned above between the Company and Huaneng Group and the annual cap of the continuing connected transaction on heat supply between Yangliuqing Co-generation Power Plant and Tianjin Jin’an will not be sufficient to satisfy the operational needs of the Company. Accordingly, on 19 October 2010, the Company and Huaneng Group entered into the Supplemental Agreement to Huaneng Group Framework Agreement, and on the same date, Yangliuqing

Co-generation Power Plant and Tianjin Jin’an entered into the Supplemental Agreement to Heat Sale Framework Agreement, in order to revise the caps of the existing transaction amount for 2010 of the relevant continuing connected transactions.

BACKGROUND

Reference is made to the announcement of the Company dated 21 October 2009. As mentioned in the announcement, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, and Yangliuqing Co-generation Power Plant, a non wholly-owned subsidiary of the Company, entered into the Heat Sale Framework Agreement with Tianjin Jin’an. The term of each of the framework agreements is from 1 January 2010 to 31 December 2010. The continuing connected transactions contemplated under the Huaneng Group Framework Agreement included (amongst other things) the following transactions: (1) purchase of ancillary equipment and parts; (2) leasing of facilities, land and office spaces; and (3) purchase of technical services and engineering contracting services. The continuing connected transactions contemplated under the Heat Sale Framework Agreement included heat supply by Yangliuqing Co-generation Power Plant to Tianjin Jin’an.

The Directors have been closely monitoring the continuing connected transactions of the Company. Following the continuing development and the expansion of the business scale of the Company, and according to the internal estimate of the continuing connected transactions based on the future needs and operating conditions, it comes to the attention of the Directors that the annual cap for each of the continuing connected transactions mentioned above between the Company and Huaneng Group and the annual cap of the continuing connected transaction on heat supply between Yangliuqing Co-generation Power Plant and Tianjin Jin’an will not be sufficient to satisfy the operational needs of the Company. Accordingly, on 19 October 2010, the Company and Huaneng Group entered into the Supplemental Agreement to Huaneng Group Framework Agreement, and on the same date, Yangliuqing Co-generation Power Plant and Tianjin Jin’an entered into the Supplemental Agreement to Heat Sale Framework Agreement, in order to revise the caps of the existing transaction amount for 2010 of the relevant continuing connected transactions. Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Wu Dawei, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company having a material interest in the continuing connected transactions, had abstained from voting on the board resolutions relating to the entering of the Supplemental Agreement to the Huaneng Group Framework Agreement and the Supplemental Agreement to the Heat Sale Framework Agreement (and their respective revised caps). The resolutions were voted by directors who are not connected to the transactions.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND TIANJIN JIN’AN

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest independent electricity power suppliers in China, owning a generation capacity of 46,512 MW on equity basis.

Huaneng Group is principally engaged in the development, investment, construction, operation and management of power source; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds an 8.75% direct interest in the issued shares of the Company. Through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited ("China Hua Neng Group HK"), Huaneng Group indirectly holds certain H shares of the Company, representing 0.17% of the issued shares of the Company. As at the date of this announcement, HIPDC is the controlling shareholder of the Company, holding 42.03% of the issued shares of the Company.

The relationship between the Company and Huaneng Group is illustrated as follows:

*
Huaneng Group, through China Hua Neng Group HK, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

#	Of the 8.92% interest, 0.17% represents the interest in the H shares of the Company held by Huaneng Group through China Hua Neng Group HK.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, subject to the relevant disclosures and/or Independent Shareholders approval requirements as stipulated in the Hong Kong Listing Rules.

Yangliuqing Co-generation Power Plant is a subsidiary of the Company. The Company holds a 55% interest in Yangliuqing Co-generation Power Plant, and the remaining 45% interest is held by Tianjin Jinneng. Tianjin Jineng is an investment enterprise established in the PRC, mainly engaged in the investment, development, operation and management of energy infrastructure (including power, heat, natural gas, coal gas, energy-saving projects) and hi-tech industries. Tianjin Jinneng does not hold any shares in the Company. Tianjin Jin’an is a subsidiary of Tianjin Jinneng.

Given that Tianjin Jinneng holds a 45% interest in Yangliuqing Co-generation Power Plant, Tianjin Jinneng and its subsidiaries and associates become connected persons of the Company. The heat supply transactions between Yangliuqing Co-generation Power Plant and Tianjin Jinneng and its subsidiaries and associates constitute continuing connected transactions of the Company and shall be subject to the disclosure and/or Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

SUPPLEMENTAL AGREEMENT TO THE HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into the Supplemental Agreement to the Huaneng Group Framework Agreement with Huaneng Group on 19 October 2010. Pursuant to the Huaneng Group Framework Agreement and the Supplemental Agreement to the Huaneng Group Framework Agreement, the Company will further conduct the following transactions with Huaneng Group and its subsidiaries and associates:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company has to outsource ancillary equipment and parts (mainly including the raw materials and equipment for the infrastructure construction work for power plants) for the purpose of renovation and maintenance.

Pursuant to the Huaneng Group Framework Agreement and the Supplemental Agreement to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Directors have been closely monitoring the continuing connected transactions of the Company. During the period from January 2010 to 30 September 2010, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts paid by the Company to Huaneng Group and its subsidiaries and associates was approximately RMB512 million. For project approval reasons, the execution of certain contracts of the Company for the last year was transferred to 2010. Following successive expansion of the business scale and operation of the power plants of the Company and according to the internal estimate of the purchase of ancillary equipment and parts based on the future needs and operating conditions, the Company estimates that the annual cap of RMB537 million paid or to be payable to Huaneng Group and its subsidiaries and associates will not be sufficient to satisfy the operational needs of the Company for the period from 1 January 2010 to 31 December 2010. It is accordingly recommended that the annual cap of the transaction amount for purchase of ancillary equipment and parts by the Company to Huaneng Group and its subsidiaries and associates for the period from 1 January 2010 to 31 December 2010 be revised to not to exceed RMB1.625 billion.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement and the Supplemental Agreement to the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed revised cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB1.625 billion), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(2)	Leasing of facilities, land and office spaces

For operational needs, the Company has to rent facilities, land and office spaces (mainly power transmission and transformation assets, power plants land and power office spaces) from Huaneng Group and its subsidiaries and associates.

Pursuant to the Huaneng Group Framework Agreement and the Supplemental Agreement to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of power transmission and transformation facilities, land and office spaces to the Company by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Directors have been closely monitoring the continuing connected transactions of the Company. During the period from January 2010 to 30 September 2010, the aggregate transaction amount (unaudited) in respect of the leasing of the power transmission and transformation facilities, land and office paid by the Company to Huaneng Group and its subsidiaries and associates was approximately RMB159 million. Due to successive expansion of the business scale and operation of the power plants of the Company and according to the internal estimate of the leasing of facilities, land and office spaces based on the future needs and operating conditions, the Company estimates that the annual cap of RMB216 million paid or to be payable to Huaneng Group and its subsidiaries and associates will not be sufficient to satisfy the operational needs of the Company for the period from 1 January 2010 to 31 December 2010. It is accordingly recommended that the annual cap of the transaction amount for leasing of facilities, and office spaces by the Company to Huaneng Group and its subsidiaries and associates for the period from 1 January 2010 to 31 December 2010 be revised to not to exceed RMB248 million.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of power transmission and transformation facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement and the Supplemental Agreement to the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed revised cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB248 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(3)	Purchase of technical services and engineering contracting services

As a power company, the Company has to outsource information technology services and industry-specific technical and engineering contracting services to meet its operation and production needs. Such services mainly include maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities construction work of power plants and other ancillary services relating to operation.

Pursuant to the Huaneng Group Framework Agreement and the Supplemental Agreement to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by independent third parties for the same or similar types of technical services and engineering contracting services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Directors have been closely monitoring the continuing connected transactions of the Company. During the period from January 2010 to 30 September 2010, the aggregate transaction amount (unaudited) in respect of the purchase of technical services and engineering contracting services paid by the Company to Huaneng Group and its subsidiaries and associates was approximately RMB123 million. Due to successive expansion of the business scale and operation of the power plants of the Company, upgrading of certain new technology research and system projects for 2010 and according to the internal estimate of the purchase of technical services and engineering contracting services based on the future needs and operating conditions, the Company estimates that the annual cap of RMB505 million paid or to be payable to Huaneng Group and its subsidiaries and associates will not be sufficient to satisfy the operational needs of the Company for the period from 1 January 2010 to 31 December 2010. It is accordingly recommended that the annual cap of the transaction amount for the purchase of technical services and engineering contracting services by the Company to Huaneng Group and its subsidiaries and associates for the period from 1 January 2010 to 31 December 2010 be revised to not to exceed RMB587 million.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services and engineering contracting services as contemplated under the Huaneng Group Framework Agreement and the Supplemental Agreement to the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms and the proposed revised cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB587 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

SUPPLEMENTAL AGREEMENT TO THE HEAT SALE FRAMEWORK AGREEMENT

Tianjin Jin’an is a long-term customer of Yangliuqing Co-generation Power Plant. Owing to the established long-term relationship, the Board is of the view that the continuing connected transaction on heat sale between Yangliuqing Co-generation Power Plant and Tianjin Jin’an is necessary for the Company and Yangliuqing Co-generation Power Plant and is in line with the anticipated development and growth of the overall scale and business of the Company.

Yangliuqing Co-generation Power Plant entered into the Supplemental Agreement to the Heat Sale Framework Agreement with Tianjin Jin’an on 19 October 2010. Pursuant to the Heat Sale Framework Agreement and the Supplemental Agreement to the Heat Sale Framework Agreement, Yanglinqing Co-generation Power Plant will provide heat to Tianjin Jin’an according to the documents on the price of heat examined and approved by Tianjin Price Bureau. Payment is to be made monthly by cheque.

The Directors have been closely monitoring the continuing connected transactions of the Company. During the period from January 2010 to 30 September 2010, the aggregate transaction amount (unaudited) in respect of the revenues from the sale of heat by Yangliuqing Co-generation Power Plant to Tianjin Jin’an was approximately RMB66 million. Considering the possible bitter weather in the coming winter this year, it is likely to advance the period for heat supply in Tianjin area. According to the internal estimate of the demand for heat based on the future needs and conditions, the Company estimates that the annual cap of RMB124 million paid or to be payable by Tianjin Jin’an will not be sufficient to satisfy the operational needs of Yangliuqing Co-generation Power Plant for the period from 1 January 2010 to 31 December 2010. It is accordingly recommended that the annual cap of the transaction amount for the revenue from the sale of heat by Yangliuqing Co-generation Power Plant to Tianjin Jin’an for the period from 1 January 2010 to 31 December 2010 be revised to not to exceed RMB148 million.

The Board (including the independent non-executive Directors) is of the view that the transactions under the Heat Sale Framework Agreement and the Supplemental Agreement to the Heat Sale Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed revised cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

Given that the applicable percentage ratios relating to the scale of the transaction in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 1%, such transactions are exempt from the reporting, announcement and the Independent Shareholders’ approval requirements pursuant to the revised Hong Kong Listing Rules. With respect to such continuing connected transactions for 2010, if the actual amount exceeds the above revised cap (i.e. RMB148 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

ENTRUSTED LOAN

The Supplemental Agreement to the Huaneng Group Framework Agreement has also included a new continuing connected transaction for 2010, i.e. the provision of entrusted loan from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. The interests on the entrusted loans arising from the relevant entrusted loan for 2010 are expected to be RMB72 million.

Given that the entrusted loan is to be provided by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries on normal commercial terms which are comparable to or more favourable than those offered by independent third parties for similar service in the PRC and where no security over the assets of the Company is granted in respect of such services, the transactions for entrusted loan contemplated by the Supplemental Agreement to the Huaneng Group Framework Agreement are exempt from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules. The Company therefore makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

DEFINITIONS

"associates"	has the meaning ascribed to it in the Hong Kong Listing Rules;

"Board"	the board of Directors of the Company;

"Company"	Huaneng Power International, Inc. and its subsidiaries;

"Directors"	the directors of the Company;

"Heat Sale Framework	the "heat sale framework agreement between Tianjin
Agreement"
Huaneng Yanglinqing Co-generation Limited Liability Company and Tianjin Jin’an Co-generation Power Company Limited" entered into between Yangliuqing Co-generation Power Plant and Tianjin Jin’an on 20 October 2009;

"HIPDC"	Huaneng International Power Development Corporation;

"Hong Kong Listing Rules"	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

"Huaneng Group"	China Huaneng Group;

"Huaneng Group Framework	the "framework agreement on the continuing connected
Agreement"	transactions for 2010 between Huaneng Power International, Inc. and China Huaneng Group" entered into between the Company and Huaneng Group on 20 October 2009;

"Independent Shareholders"	shareholders of the Company other than Huaneng Group and its associates;

"PRC" or "China"	The People’s Republic of China;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shanghai Listing Rules"	The Rules Governing the Listing of securities on the Shanghai Stock Exchange;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Supplemental Agreement to	the "supplemental agreement to the framework agreement
the Huaneng Group	on the continuing connected transactions for 2010 between
Framework Agreement"	Huaneng Power International, Inc. and China Huaneng Group" entered into between the Company and Huaneng Group on 19 October 2010;

"Supplemental Agreement to	the "supplemental agreement to the heat sale framework
the Heat Sale Framework	agreement Tianjin Huaneng Yangliuqing Co-generation
Agreement"	Limited Liability Company and Tianjin Jin’an Co-generation Power Company Limited" entered into between Yangliuqing Co-generation Power Plant and Tianjin Jin’an on 19 October 2010;

"Tianjin Jin’an"	Tianjin Jin’an Co-generation Power Company Limited;

"Tianjin Jinneng"	Tianjin Municipal Jinneng Investment Corporation;

"subsidiaries"	has the meaning ascribed to it in the Hong Kong Listing Rules; and

"Yangliuqing Co-generation	Tianjin Huaneng Yangliuqing Co-generation Limited
Power Plant"	Liability Company.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
20 October 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan
	Name:	Gu Biquan
	Title:	Company Secretary

Date:    October 20, 2010